Filed pursuant to Rule 433
January 31, 2012

Relating to
Preliminary Prospectus Supplement dated January 31, 2012 to
Prospectus dated January 21, 2011
Registration Statement No. 333-171800

Tyco Electronics Group S.A.
$250,000,000 1.600% Senior Notes due 2015

$500,000,000 3.500% Senior Notes due 2022
Fully and Unconditionally Guaranteed by
TE Connectivity Ltd.

Pricing Term Sheet

Issuer:	Tyco Electronics Group S.A.

Guarantor:	TE Connectivity Ltd.

Offering Format:	SEC Registered

Size:	$250,000,000 aggregate principal amount of 1.600% senior notes due 2015 (the “2015 Notes”)
$500,000,000 aggregate principal amount of 3.500% senior notes due 2022 (the “2022 Notes”)

Maturity:	February 3, 2015 for the 2015 Notes February 3, 2022 for the 2022 Notes

Coupon:	1.600% per annum for the 2015 Notes 3.500% per annum for the 2022 Notes

Price to Public:	99.796% of face amount for the 2015 Notes 99.607% of face amount for the 2022 Notes

Yield to Maturity:	1.670% for the 2015 Notes 3.547% for the 2022 Notes

Spread to Benchmark Treasury:	137.5 bps for the 2015 Notes 175 bps for the 2022 Notes

Benchmark Treasury:	UST 0.25% due January 15, 2015 for the 2015 Notes UST 2.00% due November 15, 2021 for the 2022 Notes

Benchmark Treasury Price/Yield:	99-27 ¾ / 0.295% for the 2015 Notes 101-26 / 1.797% for the 2022 Notes

Interest Payment Dates:	February 3 and August 3, commencing on August 3, 2012 for each series of notes

Optional Redemption:

The Issuer may redeem some or all of the 2015 Notes, in whole or in part at its option at any time at the make-whole redemption price equal to the greater of 100% of principal amount and a make-whole amount based on a discount rate equal to Treasury Rate plus 20 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Issuer may redeem some or all of the 2022 Notes, in whole or in part at its option at any time prior to November 3, 2021 (three months prior to the maturity date) at the make-whole redemption price equal to the greater of 100% of principal amount and a make-whole amount based on a discount rate equal to Treasury Rate plus 25 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

In addition, the Issuer may redeem the 2022 Notes at its option, in whole or in part at any time on or after November 3, 2021 (three months prior to the maturity date) at a redemption price equal to 100% of the principal amount of the 2022 Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Change of Control:

Upon the occurrence of a Change of Control Triggering Event, unless the Issuer has exercised its right to redeem the notes, the Issuer will be required to make an offer to purchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	January 31, 2012

Settlement Date:	February 3, 2012 (T+3)

CUSIP:	902133AL1 for the 2015 Notes 902133AM9 for the 2022 Notes

ISIN:	US902133AL10 for the 2015 Notes US902133AM92 for the 2022 Notes

Denominations:	$2,000 x $1,000

Ratings:	Moody’s: Baa2 (Positive) S&P: BBB (Positive) Fitch: BBB+ (Stable)

Underwriters:	Joint Bookrunners: Deutsche Bank Securities Inc. J.P. Morgan Securities LLC
Joint Lead Managers: Barclays Capital Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith
Incorporated
UBS Securities LLC

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-(800) 503-4611 or J.P. Morgan Securities LLC collect at 1-(212) 834-4533.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby.  The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch.  Each of the security ratings above should be evaluated independently of any other security rating.